APA Corporation

2000 W. Sam Houston Pkwy S., Suite 200

Houston, Texas 77042

December 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	APA Corporation

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-282392

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), APA Corporation (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-282392), together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2024, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it is continuing with the exchange offers and consent solicitations described in the Registration Statement on an unregistered basis. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Troy Harder, of Bracewell LLP, counsel to the Company, at (713) 221-1456, if you have any other questions or concerns regarding this matter.

APA Corporation

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President, Finance and Treasurer